EXHIBIT 99.1

Stantec announces appointments of Christopher Lopez and Rick Eng to the Board of Directors

EDMONTON, Alberta, Dec. 20, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, announced today the appointments of Christopher Lopez and Richard (Rick) Eng to the company’s Board of Directors, effective January 1, 2025.

Christopher Lopez has over 28 years of industry experience in the utility, power generation, and mining sectors in Canada, United States, Mexico, Australia and New Zealand. Mr. Lopez has served in various senior leadership positions including, most recently, as Chief Financial and Regulatory Officer at Hydro One Limited. In addition to his strong financial and regulatory acumen, Mr. Lopez has significant experience in mergers and acquisitions and clean energy finance from both his time at Hydro One and, prior to that, as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation. Mr. Lopez currently serves on the board of directors of Algonquin Power & Utilities Corp., an international generation, transmission, and distribution utility. He holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Professional Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Rick Eng has nearly 30 years of experience in investment banking, private equity, and advisory roles, primarily focused on mergers and acquisitions, capital markets, and strategic business planning. He spent over 17 years at Brookfield Asset Management, where he served as a Managing Partner in the Infrastructure Group. Mr. Eng’s responsibilities included leading new investments as well as overseeing and supporting portfolio companies in strategic growth and operational initiatives. Mr. Eng was also previously Chief Investment Officer responsible for the underwriting of Brookfield’s Transport investments globally. Prior to moving into the Infrastructure Group in 2015, Mr. Eng was a senior member of the firm’s private equity group, where he also served for several years as the Chief Financial Officer of Ainsworth Lumber Co. up until the company’s merger transaction. Mr. Eng holds a B.A. (Economics and History) from Queen’s University and is a Chartered Professional Accountant.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact Danny Craig Director, Public Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com